SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 11-K
                                ANNUAL REPORT



                          Pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934

                 For the Fiscal Year Ended December 31, 2001

                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(k) PROFIT SHARING PLAN

                             Full Title of Plan


                     FIRST MID-ILLINOIS BANCSHARES, INC.
                           1515 Charleston Avenue
                                P.O. Box 499
                          Mattoon, Illinois  61938

                            Name of Issuer of the
                    Securities Held Pursuant to the Plan
              and the Address of the Principal Executive Office






























                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(k) PROFIT SHARING PLAN

               Financial Statements and Supplemental Schedule

                         December 31, 2001 and 2000

                 (With Independent Auditors' Report Thereon)



                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(k) PROFIT SHARING PLAN



                              Table of Contents
                                                                     Page

   Independent Auditors' Report                                         1

   Statements of Net Assets Available for Plan Benefits                 2

   Statement of Changes in Net Assets Available for Plan Benefits       3

   Notes to Financial Statements                                        4

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)      11




                        INDEPENDENT AUDITORS' REPORT




   The Participants and Plan Trustee of the
     First Mid-Illinois Bancshares, Inc.
     401(k) Profit Sharing Plan:


   We have audited the accompanying statements of net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

   Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   KPMG LLP

   Chicago, Illinois

   June 24, 2002




                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(k) PROFIT SHARING PLAN

            Statements of Net Assets Available for Plan Benefits

                         December 31, 2001 and 2000


                                                        2001       2000
                                                        ----       ----
   Assets:
     Investments, at fair value:
       Mutual funds                                 $ 7,177,175  8,268,829
       Money market funds                               221,488    310,511
       Certificates of deposit                        1,303,496  1,104,813
       Employer common stock                          3,247,187  2,368,547
       Common stock                                     123,008    195,101
       Participant loans                                240,965    252,823
                                                     ---------- ----------
                                                     12,313,319 12,500,624

   Receivables:
     Interest and dividends                              33,777     30,148
                                                     ---------- ----------
           Total assets                              12,347,096 12,530,772

   Liabilities:
       Cash overdraft                                     1,637         --
       Refunds due to excess contributions                8,299      5,311
                                                     ---------- ----------
           Net assets available for plan benefits   $12,337,160 12,525,461
                                                    =========== ==========

   See accompanying notes to financial statements.

                      FIRST MID-ILLINOIS BANCSHARES, INC.
                          401(k) PROFIT SHARING PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 2001


   Changes in net assets attributed to:
     Investment income (loss):
       Interest and dividends                                $226,140
       Net depreciation in fair value of investments         (565,794)
                                                             --------
           Total investment loss                             (339,654)
                                                             --------
     Contributions:
       Employer                                               474,999
       Participants                                           506,540
       Rollovers                                              501,824
                                                             --------
           Total contributions                              1,483,363
                                                            ---------
                                                            1,143,709
   Changes in net assets attributed to
     benefit payments                                       1,332,010
                                                            ---------
           Net decrease in net assets
             available for plan benefits                     (188,301)
   Net assets available for plan benefits:
     Beginning of year                                     12,525,461
                                                           ----------
     End of year                                          $12,337,160
                                                          ===========

   See accompanying notes to financial statements.

                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(K) PROFIT SHARING PLAN

                        Notes to Financial Statements

                         December 31, 2001 and 2000


   (1)  DESCRIPTION OF PLAN

        The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

             General
             -------

             The Plan is a defined contribution plan established January 1, 1985, covering all eligible employees of First Mid-Illinois Bancshares, Inc. (the Company) and any of its subsidiary corporations. All full-time employees who have completed one-half year of service are eligible to participate in the Plan. Under the provisions of the Plan, each participant may direct their contributions into any of ten investment options available under the Plan. The Plan currently offers seven mutual funds, a money market fund, certificates of deposit, and the Company's common stock as investment options for participants. Participants are also allowed to transfer all or part of their actual balances between these funds. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

             Contributions
             -------------

             Under the provisions of the Plan, all employees who have entered into a compensation reduction agreement with the Company may elect to reduce their eligible compensation by up to 15%, subject to the dollar limitations of section 402(g) of the Internal Revenue Code (Code), $10,500 for the 2001 Plan year, and to have the Company contribute this amount to the Plan as a before-tax contribution of the participant. The Company also makes a matching contribution calculated as a percentage of the before-tax contribution made on behalf of each contributing participant. The Company determines this percentage each year. Matching contributions, however, will not exceed 6% of the eligible compensation of each participant in any year. For the year ended December 31, 2001, the matching contribution percentage was 2%.

                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(K) PROFIT SHARING PLAN

                        Notes to Financial Statements

                         December 31, 2001 and 2000


             The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the year ended December 31, 2001, the profit sharing contribution was 4% of eligible compensation. Participants who work at least 1,000 hours of service during the Plan year are entitled to this contribution regardless of whether they elect to make a before-tax contribution.

             Participant Accounts
             --------------------

             Separate participant accounts are maintained for the purpose of distributing the Plan's earnings or losses, forfeitures, voluntary employee contributions, and employer contributions. Allocations are based on participant earnings or account balances, as defined in the Plan. Forfeited nonvested accounts are allocated to participant accounts annually. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

             Participant Loans
             -----------------

             Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 40% of their account balance. Loan transactions are treated as a transfer between the various investment funds and participant loans. Maturity dates range from March 2003 through August 2013. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates on loans outstanding at December 31, 2001 ranged from 4.75% to 9.50%. Principal and interest is paid ratably through periodic payroll deductions.

             Vesting
             -------

             Participants are immediately vested in their voluntary contribution and the Company's matching contribution, and any earnings thereon. The Company's 4% profit sharing contribution, and any earnings thereon, vest according to the following schedule:

                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(K) PROFIT SHARING PLAN

                        Notes to Financial Statements

                         December 31, 2001 and 2000


                        Years of service   Vested percentage
                        ----------------   -----------------
                                1                  0%
                                2                  20
                                3                  40
                                4                  60
                                5                  80
                                6                 100

             Payments of Benefits
             --------------------

             On termination of service, a married participant's vested account balance will be paid in the form of a qualified joint and survivor annuity and an unmarried participant's vested account balance will be paid in the form of a life annuity. Under the provisions of the Plan, a participant may waive the right to receive the annuity form of payment and receive a lump sum distribution instead.

             Administrative Expenses
             -----------------------

             Administrative expenses of the Plan are paid by the Company.

             Forfeited Accounts
             ------------------

             Forfeitures of terminated nonvested account balances allocated to remaining participants at December 31, 2001 and 2000 totaled $16,227 and $22,177, respectively. Forfeitures are allocated to participant accounts as a prorata share based on compensation.

             Plan Termination
             ----------------

             Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(K) PROFIT SHARING PLAN

                        Notes to Financial Statements

                         December 31, 2001 and 2000


   (2)  SUMMARY OF ACCOUNTING POLICIES

             Basis of Accounting
             -------------------

             The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

             Investment Valuation and Income Recognition
             -------------------------------------------

             Quoted market prices are used to value the mutual funds and stock. Money market accounts and certificates of deposit are valued at cost, which approximates fair value. Participant loans are recorded at the unpaid principal balance of the loans which approximates fair value. The Plan's investments are held in a trust account (the Trust) administered by First Mid-Illinois Bank & Trust (the Bank), a wholly owned subsidiary of the Company.

             Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

             Use of Estimates
             ----------------

             The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

             Payment of Benefits
             -------------------

             Benefits are recorded when paid.

                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(K) PROFIT SHARING PLAN

                        Notes to Financial Statements

                         December 31, 2001 and 2000


   (3)  INVESTMENTS

        The following table presents the fair value of individual investments which represent 5% or more of the Plan's net assets available for plan benefits at December 31:

                         Investment                           Description           2001           2000
        ---------------------------------------------         -----------           ----           ----
        First Mid-Illinois Bank & Trust,                      Certificate of
          Certificate of Deposit                                 deposit         $  960,206       801,930
        Federated Max Capital Fund                             Mutual fund        1,981,559     2,256,078
        Janus Adviser Balance Fund                             Mutual fund        1,041,766     1,022,612
        Janus Adviser Worldwide Fund                           Mutual fund        1,252,844     1,596,079
        Vanguard Growth Index Fund                             Mutual fund        1,735,326     2,046,020
        First Mid-Illinois Bancshares, Inc. shares             Common stock       3,247,187     2,368,547

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

        Mutual funds                                 $(1,190,194)
        Employer stock                                   621,987
        Common stock                                       2,413
                                                     -----------
          Net depreciation in fair value of
            investments                              $  (565,794)
                                                     ===========


   (4)  NONPARTICIPANT-DIRECTED INVESTMENTS

        Information about the net assets relating to the nonparticipant-directed investments as of December 31, 2001 and 2000, and the significant components of the changes for the year ended December 31, 2001, is as follows:

                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(K) PROFIT SHARING PLAN

                        Notes to Financial Statements

                         December 31, 2001 and 2000


                                                       2001       2000
                                                       ----       ----

        Net assets:
        Certificate of deposit                       $343,290    302,883
                                                     ========    =======
        Changes in net assets:
        Contributions                                $331,044    290,952
        Interest income                                12,246     11,931
        Transfers to participant-directed
        investments                                  (302,883)  (288,864)
                                                     --------   --------
                                                     $ 40,407     14,019
                                                     ========   ========

   (5)  TAX STATUS OF THE PLAN

        The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Service on September 25, 1995 stating that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code, and the Trust is, therefore, exempt from Federal income tax under provisions of Section 501(a). The Plan has been amended since receiving the opinion letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   (6)  TRANSACTIONS WITH RELATED PARTIES

        The Plan holds certificates of deposit with the Bank, a related party. The certificates of deposit totaled $1,302,355 and $1,104,813 at December 31, 2001 and 2000 and interest income of $48,433 was recorded during 2001. The Plan also had an investment in 136,436 and 125,763 shares of the Company's common stock at December 31, 2001 and 2000, respectively. The common stock had a cost and fair value of $2,498,471 and $3,247,187, respectively, at December 31, 2001 and $2,256,094 and $2,368,547, respectively, at
        December 31, 2000. Related dividends received on the Company's stock for 2001 were $51,083.

                     FIRST MID-ILLINOIS BANCSHARES, INC.
                         401(K) PROFIT SHARING PLAN

                        Notes to Financial Statements

                         December 31, 2001 and 2000



   (7)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2001 to the Form 5500:

        Net assets available for plan benefits
         per the financial statements                          $12,337,160
            Benefit obligations currently payable                   (5,661)
                                                               -----------
        Net assets available for plan benefits per
          the Form 5500                                        $12,331,499
                                                               ===========

        The following is a reconciliation of benefit payments per the financial statements for the year ended December 31, 2001, to the Form 5500:

        Benefit payments per the financial statements          $ 1,332,010
          Benefit obligations currently payable                      5,661
                                                                ----------

        Benefit payments per the Form 5500                     $ 1,337,671
                                                               ===========


        Benefit payments to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

                                                                   SCHEDULE

                      FIRST MID-ILLINOIS BANCSHARES, INC.
                          401(k) PROFIT SHARING PLAN

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001


                                                        Number
                                                      of shares     Current
   Identity of issuer and description of investment    or units      value
   ------------------------------------------------   ----------    -------
   Money market accounts:
     Goldman Sachs Financial Squares                    13,652  $    13,652
     Federated US Treasury Cash Reserve                 15,669       15,669
     Federated Prime Obligation Fund                   180,347      180,347
     NTHN Institutional Funds Government Select         11,820       11,820

   Certificates of deposit:
     First Mid-Illinois Bank & Trust CD; 5.5%,
       maturing December 31, 2001 (nonparticipant-
       directed, cost of $342,149) *                        --      343,290
     First Mid-Illinois Bank & Trust CD; 5.5%,
       maturing December 31, 2001 (participant-
       directed) *                                          --      960,206

   Mutual funds:
     Federated Mid Capital Index Fund                   21,544      364,523
     Federated Max Capital Fund                         85,302    1,981,559
     Federated Total Return Bond Fund                   32,694      343,284
     Janus Adviser Balance Fund                         45,494    1,041,766
     Janus Adviser Worldwide Fund                       42,731    1,252,844
     PBHG Growth Fund                                   22,489      457,873
     Vanguard Growth Index Fund                         65,707    1,735,326

   Common stock:
     Bank One Corporation                                3,150      123,008
     First Mid-Illinois Bancshares, Inc.*              136,436    3,247,187
     Participant loans (at interest rates ranging
       from 4.75% to 9.50%, with maturity dates
       ranging from March 2003 through August 2013)*                240,965
                                                                -----------
   Total investments                                            $12,313,319
                                                                ===========


   *  Party-in-interest


   See accompanying independent auditors' report.

                                  SIGNATURES


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 FIRST MID-ILLINOIS BANCSHARES, INC.



   Date:   June 28, 2002         By:  /s/ William S. Rowland
                                     -------------------------------
                                      William S. Rowland
                                 Its: President and Chief Executive
                                        Officer